FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Dec 1st, 2004

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Dec 1st, 2004

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A.

Interim financial information
Nine-month period ended
September 30, 2004 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities and Exchange Commission (CVM))

Sadia S.A.

Interim financial information (Unaudited)

Nine-month period ended September 30, 2004

Contents

Independent accountants' review report

Balance sheets

Income statements

Notes to the interim financial information

Independent accountants' review report To The Board of Directors and Shareholders Sadia S.A. Concórdia - SC

1.
We have reviewed the interim financial information of Sadia S.A. and the consolidated interim financial information of Sadia S.A and its subsidiaries, for the nine-month period ended September 30, 2004, which comprises the balance sheets, the statements of income, management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

2.
Our review was prepared in accordance with the review standards established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and included, basically: (a) inquiry and discussion with management responsible for the accounting, financial and operating departments of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial situation and the operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material modification that should be made to the accompanying interim financial information for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

4.	The interim financial information for the quarter ended September 30, 2003 was reviewed by other independent accountants, who issued an unqualified review report dated October 24, 2003.

October 27, 2004 KPMG Auditores Independentes CRC SP014428/O-6-S-SC Adelino Dias Pinho Accountant CRC SP097869/O-6-S-SC

Sadia S.A. Balance sheets (Unaudited) September 30 and June 30, 2004 (In thousands of Reais)

	Parent company		Consolidated
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Assets
Current assets:
Cash and cash equivalents	147,959	288,432	201,680	446,024
Short-term investments	1,010,727	1,237,837	2,113,279	2,195,711
Accounts receivable from future contracts	21,954	71	38,002	5,296
Trade accounts receivable - Domestic market	166,857	165,079	167,573	165,739
Trade accounts receivable - Foreign markets	450,495	661,431	186,323	205,791
Allowance for doubtful accounts	(19,378)	(24,037)	(24,850)	(32,578)
Recoverable taxes	163,234	149,392	166,239	152,354
Inventories	1,135,586	1,091,667	1,176,003	1,133,226
Deferred tax credits	33,987	41,467	33,987	41,467
Other receivables	43,247	37,936	60,098	54,230
Assets available for sale	-	5,419	-	5,478
Prepaid expenses	16,982	21,141	20,389	22,061

	3,171,650	3,675,835	4,138,723	4,394,799

Noncurrent assets:
Related parties	32,030	34,149	-	-
Long-term investments	64,961	108,336	64,961	352,965
Judicial deposits	74,056	74,410	74,162	74,516
Recoverable taxes	71,509	71,504	72,013	71,975
Deferred tax credits	59,041	66,778	61,800	68,284
Assets available for sale	18,154	14,910	18,211	14,910
Other receivables	12,253	13,821	12,607	14,104

	332,004	383,908	303,754	596,754

Permanent assets:
Investments	660,014	643,018	18,398	18,297
Property, plant and equipment	963,161	923,761	966,579	926,720
Deferred charges	52,036	55,649	52,866	56,524

	1,675,211	1,622,428	1,037,843	1,001,541

Total assets	5,178,865	5,682,171	5,480,320	5,993,094

See the independent accountants' review report and the accompanying notes to the interim financial information.

Sadia S.A. Balance sheets (Unaudited) September 30 and June 30, 2004 (In thousands of Reais)

	Parent company		Consolidated
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Liabilities and shareholders' equity
Current liabilities:
Loans and financing	1,457,004	1,789,752	1,563,228	1,904,430
Trade accounts payable	400,528	493,212	406,306	498,334
Advances from customers	7,346	9,599	4,516	792
Salaries and social charges payable	17,609	17,084	18,161	17,200
Taxes payable	20,875	21,605	26,926	28,317
Dividends payable	393	43,941	393	43,941
Accrued vacation and 13th salary	91,003	74,050	92,128	75,005
Employees' profit sharing	35,343	25,778	35,815	26,179
Accounts payable from future contracts	21,362	-	37,592	3,386
Other accounts payable	55,794	96,289	83,971	129,011

	2,107,257	2,571,310	2,269,036	2,726,565

Noncurrent liabilities:
Loans and financing	1,149,559	1,277,507	1,292,489	1,432,882
Taxes payable	3,432	29,845	3,457	29,874
Provision for contingencies	63,057	66,434	67,388	70,682
Provision for losses on investments	795	794	-	-
Deferred taxes	12,477	10,253	12,477	10,253
Employee benefit plan	71,868	71,868	71,868	71,868
Other accounts payable	15,730	15,380	16,345	16,418

	1,316,918	1,472,081	1,464,024	1,631,977

Minority interest in subsidiaries	-	-	(68)	(51)

Shareholders' equity:
Capital	1,000,000	1,000,000	1,000,000	1,000,000
Profit reserves	470,450	470,450	470,450	470,450
Treasury stock	(198)	(198)	(198)	(198)
Retained earnings	284,438	168,528	277,076	164,351

	1,754,690	1,638,780	1,747,328	1,634,603

Total liabilities and shareholders' equity	5,178,865	5,682,171	5,480,320	5,993,094

See the independent accountants' review report and the accompanying notes to the interim financial information.

Sadia S.A. Income statements (Unaudited) September 30, 2004 and 2003 (In thousands of Reais, except for information on shares)

	Parent company				Consolidated
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Gross operating revenue:
Domestic market	939,149	774,051	2,642,019	2,233,566	941,386	776,261	2,648,637	2,238,798
Foreign market	854,104	590,085	2,342,988	1,720,921	949,327	672,117	2,655,393	1,887,939

	1,793,253	1,364,136	4,985,007	3,954,487	1,890,713	1,448,378	5,304,030	4,126,737
Sales deductions:
Value-added tax on sales and sales deductions	(192,756)	(120,885)	(536,496)	(358,181)	(250,073)	(139,124)	(666,853)	(398,961)

Net operating revenue	1,600,497	1,243,251	4,448,511	3,596,306	1,640,640	1,309,254	4,637,177	3,727,776

Cost of goods sold	(1,165,489)	(877,655)	(3,133,046)	(2,712,196)	(1,172,651)	(876,416)	(3,167,006)	(2,663,165)
Gross profit	435,008	365,596	1,315,465	884,110	467,989	432,838	1,470,171	1,064,611

Operating income (expenses):
Selling expenses	(290,069)	(196,721)	(761,372)	(565,536)	(317,401)	(224,571)	(862,714)	(655,949)
Management fees	(3,074)	(2,844)	(8,996)	(7,520)	(3,074)	(2,844)	(8,996)	(7,520)
Administrative and general expenses	(12,125)	(11,564)	(38,550)	(32,780)	(12,649)	(11,563)	(39,444)	(32,781)
Employees' profit sharing	(9,524)	(19,419)	(34,852)	(30,018)	(9,748)	(19,419)	(36,023)	(30,509)
Other operating income (expenses), net	4,971	(4,402)	16,787	(15,377)	6,352	(7,706)	8,800	(20,414)
Financial income (expenses), net	19,520	(60,551)	(53,501)	(92,006)	75,012	(33,896)	(103,217)	86,705
Equity in earnings of subsidiaries	16,513	65,977	(13,635)	208,770	(49,054)	7,311	(4,206)	(57,987)

Operating income	161,220	136,072	421,346	349,643	157,427	140,150	424,371	346,156

Sadia S.A. Income statements (Unaudited) September 30, 2004 and 2003 (In thousands of Reais, except for information on shares)

	Parent company				Consolidated
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Nonoperating income (expenses)	(736)	(509)	(1,894)	(6,885)	(684)	(518)	(1,883)	(9,413)

Income before income and social contribution taxes	160,484	135,563	419,452	342,758	156,743	139,632	422,488	336,743

Current income and social contribution taxes	(27,134)	(22,015)	(54,935)	(30,336)	(27,850)	(23,164)	(57,827)	(33,087)
Deferred income and social contribution taxes	(17,440)	(7,940)	(53,662)	(14,291)	(16,189)	(8,032)	(53,495)	(12,873)

Net income	115,910	105,608	310,855	298,131	112,704	108,436	311,166	290,783

Minority interest	-	-	-	-	21	(14)	89	390

Controlling shareholder equity interest	115,910	105,608	310,855	298,131	112,725	108,422	311,255	291,173

Outstanding shares net of treasury stock (thousands)	682,696	682,696	682,696	682,696	682,696	682,696	682,696	682,696

Earnings per share - in Reais	0.16978	0.15469	0.45533	0.43670	0.16512	0.15881	0.45592	0.42650
See the independent accountants' review report and the accompanying notes to the interim financial information.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

1	Operations

The Company's main business activities are organized into three operational segments: the industrial processing and distribution of food products and the production of pork and poultry (chickens and turkeys) for sale in Brazil and abroad. The industrially processed products segment has been the principal focus of the Company's investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products.

2	Preparation and presentation of the interim financial information

The interim financial information was prepared in accordance with Brazilian Corporation Law and the rules of the Brazilian Securities Commission - CVM, which are consistent with those applied in the preparation of the annual financial statements.

Interim financial information and notes are stated in thousands of Reais, unless otherwise indicated.

3	Summary of the principal accounting practices

	a.	Income statement

Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

	b.	Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the quarterly information date. Foreign exchange differences arising on translation are recognized in the income statement.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

c.	Accounting estimates

The accounting estimates and assumptions used are reviewed monthly and were established on quantitative and qualitative data, based on management's opinion of the appropriate amounts to be recorded in the interim financial information. Significant items subject to these estimates and assumptions include the allowance for doubtful accounts, depreciation and amortization of assets, provision for contingencies, realization of deferred income and social contribution taxes and liabilities related to employees' benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination.

d.	Long and short-term investments

Investment funds in local and foreign currency are stated at market value according to the respective fund shares on the quarterly information date.

Long and short-term investments in local and foreign currency are stated at cost plus earnings to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the US dollar, plus interest earned up to the date of the quarterly information.

e.	Allowance for doubtful accounts

The allowance for doubtful accounts is calculated on estimated losses in an amount considered sufficient to cover possible losses on receivables.

f.	Inventories

These are stated at their average cost of acquisition or production, not exceeding replacement or realizable value. The elimination of unrealized result in consolidated inventories is stated in item M.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

g.	Investments

Investments in subsidiaries in Brazil and abroad are stated by the equity method in the Company's statements, based on their equities on the same date, presented in Note 7, and applying the same accounting practices. The gains or losses due to changes in the participation percentages are stated in nonoperating results.

The quarterly information of foreign subsidiaries is translated into Brazilian Reais, based on the following criteria:

• Balance sheet accounts at the exchange rate at the end of the period.
• Statement of income accounts at the exchange rate at the end of each month.

Other investments are stated at cost of acquisition, less an adjustment to cover losses considered permanent.

h.	Property, plant and equipment

These are stated at cost of acquisition, formation or construction. Depreciation is calculated by the straight-line method at annual rates taking into consideration the useful economic life of the assets, adjusted for the number of operating shifts, as shown in Note 8. Interest accrued on financing of projects for construction, modernization and expansion of industrial units is allocated to the costs of the corresponding construction in progress.

i.	Deferred charges

Represent pre-operating costs incurred in the implementation of management software, and the expansion and modernization of plant, which are amortized over 5 years as from the beginning of operation.

j.	Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated values plus related charges and monetary and exchange variations up to the quarterly information date.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

k.	Income and social contribution taxes

The income and social contribution taxes, current and deferred, are based on the effective rates of the income and social contribution taxes on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371/02 and consider past profitability and expectations of future taxable income, based on the Company's projections.

l.	Employees' benefits

Employees' benefits are stated based on actuarial studies prepared annually.

m.	Consolidated financial information

The consolidated financial information include the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at
	September 30, 2004	June 30, 2004

Sadia International Ltd.	100.00	100.00
Sadia Uruguay S.A.	100.00	100.00
Sadia Alimentos S.A.	0.01	0.01
Sadia Chile S.A.	60.00	60.00
Sadia Alimentos S.A.	99.99	99.99
Sadia Itália S.R.L.	99.99	99.99
Churrascaria Beijing Brazil Ltd. (*)	50.00	50.00
Concórdia Foods Ltd. (*)	50.00	50.00
Sadia Europe Ltd.	100.00	100.00
Concórdia S.A. C.V.M.C.C.	99.99	99.99

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Shareholdings in % at
	September 30, 2004	June 30, 2004
Rezende Óleo Ltda.	100.00	100.00
Rezende Marketing e Comunicações Ltda.	0.09	0.09
Concórdia S.A. C.V.M.C.C.	0.001	0.001
Rezende Marketing e Comunicações Ltda.	99.91	99.91
Sadia GmbH	100.00	100.00
Laxness F. C. P. A. Lda.	100.00	100.00
Sadia Foods G.M.B.H .	100.00	-
EzFood Serviços S.A. (*)	33.33	33.33

(*) "Joint-Ventures"

Transactions and balances between the companies included in the consolidation have been eliminated. Minority interest was excluded from shareholders' equity and net income and is presented separately in the consolidated balance sheet and income statement.

In the case of joint ventures, the assets, liabilities and shareholders' equity, and the result of the period were consolidated proportionately to the Company's shareholdings.

Reconciliation of shareholders' equity and net income between the Company and the consolidated shareholders' equity and net income is as follows:

	Net income		Shareholders' equity
	09/30/2004	09/30/2003	09/30/2004	06/30/2004

Company's financial information	310,855	298,131	1,754,690	1,638,780

Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(7,362)	(8,992)	(15,124)	(11,939)

Reversal of the elimination of unrealized result in inventories, net of taxes, resulting from intercompany operations at December 31, 2003 and 2002	7,762	2,034	7,762	7,762

Consolidated financial information	311,255	291,173	1,747,328	1,634,603

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

4	Long and short-term investments

	Interest % (annual averange)	Parent company		Consolidated
		09/30/2004	06/30/2004	09/30/2004	06/30/2004

Short-term investments
Local currency
Investment funds	16.00	596,740	800,487	933,336	833,567
Austrian Bonds indexed in Reais	12.60	229,788	222,868	229,788	222,868
Treasury bills - LFT	16.00	155,448	144,647	155,448	144,647
Bank deposit certificates	16.00	3,185	3,013	3,185	3,013

		985,161	1,171,015	1,321,757	1,204,095
Foreign currency
Investment funds	5.88	-	-	583,558	566,649
Interest-bearing current accounts	1.00	-	-	182,398	358,145
Swap contracts		25,566	66,822	25,566	66,822

		25,566	66,822	791,522	991,616

Total short-term investments		1,010,727	1,237,837	2,113,279	2,195,711

Long-term investments
Local currency
National Treasury Secureties-CTN	12.00	21,427	20,023	21,427	20,023
		21,427	20,023	21,427	20,023

Foreign currency
Investment funds	16.47	-	-	-	244,629
Swap contracts		43,534	88,313	43,534	88,313

		43,534	88,313	43,534	332,942

Long-term portion		64,961	108,336	64,961	352,965

Long-term investments as of September 30, 2004 mature as follows:

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company	Consolidated
Maturity

2005	15,825	15,825
2006	27,709	27,709
2010 onwards	21,427	21,427

	64,961	64,961

The investment fund portfolio in local currency is composed by post-fixed interbank deposit certificate and quotas from investment funds.

The investment fund portfolio in foreign currency is mainly composed of assets with defined remuneration denominated - Credit Linked Notes, issued by highly rated American and European banks, and are linked to equally highly rated titles of Brazilian banks and companies . The risk of credit of these assets are reduced since the Company and its subsidiaries have financial liabilities with these institutions.

On 30 of September 2004 the funds foreign are leverage with loans totaling of R$ 384,534
(R$ 432,673 in June 30, 2004 ).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

5	Inventories

	Parent company		Consolidated
	09/30/2004	06/30/2004	09/30/2004	06/30/2004
Finished goods and products for sale	363,466	330,100	403,442	371,494
Livestock and poultry for slaughter and sale	466,232	450,590	466,232	450,590
Raw materials	182,293	152,068	182,705	152,084
Work in process	40,619	84,635	40,619	84,635
Packaging materials	33,976	29,082	33,976	29,082
Stores	19,216	19,578	19,216	19,578
Products in transit	12,751	11,998	12,776	12,140
Advances to suppliers	13,989	11,759	13,993	11,766
Imports in transit	3,044	1,857	3,044	1,857

	1,135,586	1,091,667	1,176,003	1,133,226

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

6	Recoverable taxes

	Parent company		Consolidated
	09/30/2004	06/30/2004	09/30/2004	06/30/2004
ICMS	90,643	70,884	92,326	72,746
COFINS	73,590	62,269	73,598	62,277
IPI	53,288	62,528	53,642	62,882
PIS	11,767	12,383	11,767	12,383
Income and social contribution taxes	5,399	10,692	6,855	11,880
Others	56	2,140	64	2,161

	234,743	220,896	238,252	224,329

Short-term portion	163,234	149,392	166,239	152,354
Long-term portion	71,509	71,504	72,013	71,975

Value-added tax on sales and services - ICMS

Composed of credits generated in the commercial operations of a number of the Company's units and can be offset with taxes of the same nature.

Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives.

PIS/COFINS

Composed of credits arising from noncumulative collection of PIS and COFINS.

Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

7	Investments

Investments	% Ownership	Shareholders' equity	Net income (loss) for the period	Equity result	Investment balances
					09/30/2004	06/30/2004

Sadia G.M.B.H.	100.00	512,926	31,662	27,409	512,926	484,593
Sadia International Ltd.	100.00	97,726	(42,976)	(43,402)	97,726	110,644
Concórdia S.A. CVMCC	99.99	46,893	4,624	5,837	46,893	45,224
Rezende Óleo Ltda.	100.00	(764)	(731)	(731)	-	-
Rezende Marketing e Com. Ltda.	99.91	(31)	(2)	(2)	-	-
EzFood Serviços S.A.	33.33	3,254	(4,601)	(1,534)	1,085	1,173

Total in subsidiaries				(12,423)	658,630	641,634
Other investments				-	1,384	1,384

Total investments of the Company				(12,423)	660,014	643,018
Other investments of subsidiaries/affiliates				-	17,014	16,914
Investments eliminated on consolidation				9,429	(658,630)	(641,635)

Total consolidated investments				2,994	18,398	18,297

The equity in earnings in the parent company is represented by an operating loss of R$13,635 and a nonoperating gain of R$1,212. In the consolidated result it is represented by translation gain of R$ 4,206 and a nonoperating gain of R$1,212.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

8	Property, plant and equipment

	Average annual rate (%)	Parent company
		Cost	Depreciation	Carrying amount
		09/30/2004	09/30/2004	09/30/2004	06/30/2004

Buildings	4	694,133	(298,927)	395,206	387,897
Machinery and equipment	15	786,815	(477,923)	308,892	289,496
Installations	10	179,392	(106,543)	72,849	67,959
Vehicles	27	15,284	(10,527)	4,757	4,608
Forestation and reforestation	-	19,047	(6,861)	12,186	12,159
Trademarks and patents	10	1,667	(1,087)	580	643
Others	-	196	(108)	88	94
Construction in progress	-	162,969	-	162,969	152,531
Advances to suppliers	-	5,634	-	5,634	8,374

		1,865,137	(901,976)	963,161	923,761

	Average annual rate (%)	Consolidated
		Cost	Depreciation	Carrying amount
		09/30/2004	09/30/2004	09/30/2004	06/30/2004

Buildings	4	695,288	(299,451)	395,837	388,470
Machinery and equipment	15	789,713	(479,381)	310,332	290,600
Installations	10	179,641	(106,621)	73,020	68,138
Vehicles	27	15,959	(10,699)	5,260	4,995
Forestation and reforestation	-	19,047	(6,861)	12,186	12,159
Trademarks and patents	10	1,692	(1,088)	604	657
Others	-	1,429	(692)	737	771
Construction in progress	-	162,969	-	162,969	152,531
Advances to suppliers	-	5,634	-	5,634	8,399

		1,871,372	(904,793)	966,579	926,720

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

In conformity with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units was recorded in the respective costs of the construction in progress in the amount of R$7,946 (R$3,861 at September 30, 2003).

The Company has assets that are not being used in the current operation and which, therefore, are available for sale. These assets are recorded in the consolidated property, plant and equipment at their estimated realization value of R$18,211 (R$20,388 at June 30, 2004 ), less the costs to be incurred in their sale.

9	Deferred charges

		Parent company
		Cost	Amortization	Carrying amount
	Rate (%)	09/30/2004	09/30/2004	09/30/2004	06/30/2004
Preoperating expenses	25	195,702	(146,143)	49,559	53,142
Product development	20	7,697	(5,322)	2,375	2,400
Others	20	129	(27)	102	107

		203,528	(151,492)	52,036	55,649

		Consolidated
		Cost	Amortization	Carrying amount
	Rate (%)	09/30/2004	09/30/2004	09/30/2004	06/30/2004
Preoperating expenses	25	197,590	(147,230)	50.360	53,990
Product development	20	7,697	(5,322)	2.375	2,400
Others	20	229	(98)	131	134

		205,516	(152,650)	52,866	56,524

The Company reviewed its assumptions for the amortization of preoperating expenses incurred in the implementation of management software, reducing the amortization period from 5 to 4 years. This change in the amortization estimate results from the implementation of a new version of the software. This change generated additional amortization for the period in the amount of R$2,914 (R$8,742 in the year).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

10	Loans and financing - Short-term

	Parent company		Consolidated
	09/30/2004	06/30/2004	09/30/2004	06/30/2004

Short-term
Foreign currency
Credit lines for the development of foreign trade, with interest rates from 3.90% to 4.48% p.a., guaranteed by promissory notes or sureties.	-	-	39,953	30,316

Export financing composed of prepayment subject to LIBOR variation for 6-month deposits (2.17% in September 2004) plus interest of 1.87% p.a., guaranteed by promissory notes or sureties.	29,229	158,165	29,229	158,165
Advanced collection relating to the receivables sold, with no interest.			64,269	82,529

Interest rate swap contracts	3,464	9,341	3,549	10,258

	32,693	167,506	137,000	281,268
Local currency
Rural credit lines and working capital loans with interest of 8.75% p.a.	324,658	329,214	324,904	329,371

Currency swap contracts.	101,192	83,116	101,192	83,116

	425,850	412,330	426,096	412,487

	458,543	579,836	563,096	693,755

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company		Consolidated
	09/30/2004	06/30/2004	09/30/2004	06/30/2004
Short-term portion of the long-term debt
Foreign currency
IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, of which R$110,306 is subject to interest at the rate of 8.52% p.a., and R$41,981 at 9.05% p.a., guaranteed by real estate mortgages.	152,287	171,345	152,287	171,345

Export financing composed of prepayment subject to LIBOR variation for 6-month deposits (2.17% in September 2004) and interest of 6.21% p.a. and a line focused on the incentive for foreign trade activities, plus annual interest of 5.60% p.a., guaranteed by promissory notes or sureties.	275,755	426,366	277,426	427,125

BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINEM in the amount of R$12,833 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME EXIM in the amount of R$32,627 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.86%, guaranteed by mortgage bonds and real estate mortgage.	45,460	61,710	45,460	61,710

Others	-	186	-	186

	473,502	659,607	475,173	660,366

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company		Consolidated
	09/30/2004	06/30/2004	09/30/2004	06/30/2004
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINAME in the amount of R$ 8,426 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in September 2004) and interest of 3.30% p.a., FINAME-EXIM in the amount of R$ 495,489 subject to TJLP (9.75% p.a. in September 2004) and interest of 3.89% p.a. and FINEM in the amount of R$ 16,823 subject to TJLP (9.75% p.a. in September 2004) and interest of 3.49% p.a., guaranteed by mortgage bonds and real estate mortgages.	520,738	547,470	520,738	547,470

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.76%, guaranteed by sureties.	3,922	2,572	3,922	2,572

Others	299	267	299	267

	524,959	550,309	524,959	550,309

Short-term portion of long-term debt	998,461	1,209,916	1,000,132	1,210,675

Total short-term	1,457,004	1,789,752	1,563,228	1,904,430

At September 30, 2004 the weighted average interest on short-term loans was 7.19% p.a. (6.33% p.a. at June 30, 2004 ).

To better reflect the presentation of the financial information as of September 30, 2004 , the balances of advanced collection of receivables sold have been presented as loans and financings, previously presented in accounts payable. For comparability purpose the balance of 30 of June of 2004 has been also reclassified.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

11	Loans and financing - Long-term

	Parent company		Consolidated
	09/30/2004	06/30/2004	09/30/2004	06/30/2004
Foreign currency
IFC (International Finance Corporation) funding in foreign currency for investments in property, plant and equipment, of which R$110,306 is subject to interest at the rate of 8.52% p.a. and R$41,981 at 9.05% p.a., guaranteed by real estate mortgages.	152,287	171,345	152,287	171,345

Export financing composed of prepayment, payable in installments up to 2010, subject to LIBOR variation for 6-month deposits (2.17% in September 2004) plus annual interest of 6.21% p.a, and a line focused on the incentive for foreign trade, with an interest rate of 5.60% p.a., guaranteed by promissory notes or sureties.	1,019,401	1,283,996	1,164,002	1,440,130

BNDES (National Bank for Economic and Social Development), payable from 2004 to 2009, composed as follows: FINEM in the amount of R$51,711 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME EXIM in the amount of R$33,432 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.86% p.a. guaranteed by mortgage bonds and real estate mortgages.	85,143	108,577	85,143	108,577

Others	-	186	-	186

	1,256,831	1,564,104	1,401,432	1,720,238

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company		Consolidated
	09/30/2004	06/30/2004	09/30/2004	06/30/2004
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2004 to 2008, composed as follows: FINAME in the amount of R$20,459 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in September 2004) and interest of 3.30% p.a., FINAME-EXIM in the amount of R$581,547 subject to TJLP (9.75% p.a. in September 2004) and interest of 3.89% p.a. and FINEM in the amount of R$56,824 subject to TJLP (9.75% p.a. in September 2004) and interest of 3.49% p.a., guaranteed by mortgage bonds and real estate mortgages.	658,830	692,879	658,830	692,879

PESA - Special Aid for Agribusiness payable from 2004 to 2020 , subject to IGPM variation and annual interest of 9.76%, guaranteed by sureties.	125,449	119,476	125,449	119,476

Currency swap contracts	85,258	105,246	85,258	105,246
Others	21,652	5,718	21,652	5,718

	891,189	923,319	891,189	923,319

	2,148,020	2,487,423	2,292,621	2,643,557

Short-term portion of long-term debt	(998,461)	(1,209,916)	(1,000,132)	(1,210,675)

Total long-term	1,149,559	1,277,507	1,292,489	1,432,882

The noncurrent portions of financings at September 30, 2004 mature as follows:

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company	Consolidated
Maturity
2005	194,359	337,289
2006	409,727	409,727
2007	209,235	209,235
2008	85,404	85,404
2009	66,414	66,414
2010 onwards	184,420	184,420

	1,149,559	1,292,489

The International Finance Corporation - IFC funding involves certain restrictive covenants for distribution of dividends in addition to minimum mandatory dividends when obligations, such as certain consolidated financial ratios (current liquidity, long-term and total indebtedness), are not met. At December 31, 2003 , the Company did not meet the obligation in connection with consolidated long-term indebtedness ratios, reclassifying for this reason the portion of long-term debt to short-term, a situation that has not changed for the period ended September 30, 2004.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

12	Contingencies

The Company and its subsidiaries have several ongoing claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the evaluation by the Company's legal counsel, which considered that unfavorable outcomes are likely. Whenever necessary, judicial deposits were made.

The Company's management believes that the provision for contingencies shown below is sufficient to cover any losses arising from legal proceedings.

	Parent company		Consolidated
	09/30/2004	06/30/2004	09/30/2004	06/30/2004

Tax proceedings	31,319	34,554	35,618	38,769
Civil proceedings	18,876	18,809	18,877	18,810
Labor proceedings	12,862	13,071	12,893	13,103

	63,057	66,434	67,388	70,682

Tax litigation

The main tax contingencies involve the following cases:

Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$6,144, recorded on the acquisition of the subsidiary Granja Rezende (merged in 2002).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

State VAT (ICMS)

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$17,136.

Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$12,338.

IPI Export Incentive - Decree Law 491/69

Sadia S.A., successor of the merged companies Sadia Concórdia S.A. and Frigobrás Companhia Brasileira de Frigoríficos S.A., has been claiming through judicial proceedings the benefit of the IPI export incentives, under Decree Law 491/69, for the period from 1981 to 1990.

In May 2002, Sadia Concórdia and Frigobrás obtained final non-appealable decisions from the Regional Federal Court of the 1st Region, based on the decision of unconstitutionality handed down at the Plenary Meeting of the Federal Supreme Court - STF. Based on these decisions and on the opinion of legal advisors that there is no possibility of appealing on the part of the Federal Government, the Company recognized the tax credit referring to the legal action involving Sadia Concórdia and Frigobrás.

The Company is still awaiting the judgment of the judicial proceeding involving Frigobrás for the period from December 1988 to October 1990 in order to recognize the corresponding tax credit.

Civil litigation

Represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations in the amount of R$10,655 and several civil claims in connection with issues related to poultry genetics in the amount of R$8,222 at September 30, 2004.

Labor claims

There are approximately 1,750 labor claims against the Company. These claims involve mainly the payment of overtime, and health exposure or hazard premiums, none of them involving a significant amount on an individual basis.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

13	Income and social contribution taxes

Income and social contribution taxes were calculated at applicable rates, as shown below:

	a.	Reconciliation of expenses related to income and social contribution taxes

	Parent company		Consolidated
	09/30/2004	09/30/2003	09/30/2004	09/30/2003

Income before taxation/profit sharing	419,452	342,758	422,488	336,743
Employees' profit sharing	-	30,018	-	30,509
Interest on shareholders' equity	(51,349)	(47,074)	(51,349)	(47,074)

Income before income and social contribution taxes	368,103	325,702	371,139	320,178
Income and social contribution taxes at nominal rate	(125,155)	(110,739)	(126,187)	(108,861)
Adjustment to calculate the effective rate
Permanent differences :
Equity in earnings of subsidiaries	(4,224)	71,347	(5,954)	68,286
Interest on shareholders' equity of subsidiaries	-	-	-	684
Others	5,474	273	5,511	(561)
Provision for income and social contribution taxes on foreign subsidiary	15,308	(5,508)	15,308	(5,508)

Income and social contribution taxes at effective rate	(108,597)	(44,627)	(111,322)	(45,960)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Composition of deferred income and social contribution taxes

	Parent company		Consolidated
	09/30/2004	06/30/2004	09/30/2004	06/30/2004
Assets
Deferred taxes:
Provision for contingencies	26,982	28,136	26,982	28,136
Employees' benefit plan	24,435	24,435	24,435	24,435
Tax losses and negative basis of social contribution on foreign results	16,197	22,663	16,197	22,663
Employees' profit sharing	11,850	8,611	11,850	8,611
Provision for deferred taxes on exchange variation	570	9,547	570	9,547
Provision for loss on property, plant and equipment	4,564	5,528	4,564	5,528
Allowance for doubtful accounts	1,408	2,845	1,408	2,845
Summer plan depreciation	3,973	4,235	3,973	4,235
Others	3,049	2,245	5,808	3,751

Total deferred tax assets	93,028	108,245	95,787	109,751

Short-term portion, net	33,987	41,467	33,987	41,467
Long-term portion, net	59,041	66,778	61,800	68,284

Liabilities
Deferred taxes:
Depreciation - Rural activity	12,477	10,253	12,477	10,253

Total deferred tax liability	12,477	10,253	12,477	10,253

Total taxes, net	80,551	97,992	83,310	99,498

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

14	Shareholders' equity

	a.	Capital

Subscribed and paid-in capital is represented by the following shares with no par value, at September 30, 2004 and June 30, 2004 :

Common shares	257,000,000
Preferred shares	426,000,000

Total shares	683,000,000

Preferred shares in treasury	(304,288)

Total outstanding shares	682,695,712

b.	Changes in shareholders' equity

		Profit	Treasury	Retained
	Capital	reserves	stock	earnings	Total

Balances as of December 31, 2003	1,000,000	470,450	(198)	24,932	1,495,184
Net income for the quarter	-	-	-	127,729	127,729

Balances as of March 31, 2004	1,000,000	470,450	(198)	152,661	1,622,913
Interest on shareholders' equity	-	-	-	(51,349)	(51,349)
Net income for the quarter	-	-	-	67,216	67,216

Balances as of June 30, 2004	1,000,000	470,450	(198)	168,528	1,638,780
Net income for the quarter	-	-	-	115,910	115,910

Balances as of September 30, 2004	1,000,000	470,450	(198)	284,438	1,754,690

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

c.	Treasury stock

The Company's treasury stock consists of 304 lots of 1,000 preferred shares for future sale and/or cancellation.

d.	Market value

The market value of Sadia S.A. shares according average quotation of shares negotiated on the São Paulo Stock Exchange - BOVESPA, corresponded to R$5.34 per thousand shares at September 30, 2004 (R$4.05 at June 30, 2004). Net equity on that date was R$2.57 per thousand shares (R$2.40 at June 30, 2004 ).

e.	Interest on shareholders' equity

In a meeting held on June 30, 2004, the Supervisory Board of Sadia authorized payment of interest on shareholders' equity in the amount of R$ 0.07080 for each common share and
R$ 0.07788 for each preferred share, gross of income tax at source. This interest will be attributed to the shareholders as prepayment and on account of the result for the current year, and is computed in the calculation for the minimum compulsory dividend that will be approved in the next Ordinary General Meeting.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

15	Financial income (expenses), net

	Parent company		Consolidated
	09/30/2004	09/30/2003	09/30/2004	09/30/2003
Financial expenses
Interest	(188,296)	(241,789)	(258,911)	(251,623)
Monetary variations - Liabilities	(28,514)	(12,657)	(35,981)	(12,670)
Exchange variations - Liabilities	64,267	267,344	38,065	264,967
Others	(10,671)	(39,611)	(26,903)	(40,373)

	(163,214)	(26,713)	(283,730)	(39,699)
Financial income
Interest	120,556	199,603	183,721	297,629
Monetary variations - Assets	4,372	1,489	5,113	1,494
Exchange variations - Assets	(30,990)	(282,559)	(33,524)	(196,273)
Others	15,775	16,174	25,203	23,554

	109,713	(65,293)	180,513	126,404

Financial result, net	(53.501)	(92,006)	(103.217)	86,705

Based on the law 5164/04, management decided to reversein the period ended September 30, 2004 the provision for Pis/Cofins on monetary variations of financial investments, in the gross amount of R$ 26 million, which has been recorded in other financial income (R$ 17 million net of taxes).

On the running second quarter of 2004, the Company sold its investment on the Brazilian debt (Brazil Global and Brazil C Bearer Bonds). These investments were part of the foreign subsidiaries investment funds portfolio. This operation reduces the exposure of the Company and its subsidiaries to the vollatilness of such titles. A result of this operation the Company recorded a loss of approximately R$ 110,000.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

16	Risk management and financial instruments

Company operations are exposed to market risks, principally in relation to exchange rate variations, credit risk and grain purchase prices. These risks are permanently monitored by specific committees, composed of members of the Board of Directors, who are responsible for defining the Board's risk management strategy by determining the position and exposure limits.

a.	Exchange rate risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency and by derivative financial instruments, such as rate swaps (dollar to CDI),and future market agreements, in addition to receivables in U.S. dollars from exports, which also reduce exchange variations by serving as a "natural hedge".

The Company, within its hedge strategy, uses currency futures contracts (US dollars and Euros), as a form of mitigating exchange rate risks on approximately 50% of the current and future receivables, for the six-month period, arising from billing in foreign currency. The nominal amounts of these contracts are not recorded in the quarterly information.

The results of the operations in the currency futures market, realized and not financially settled, are recorded in the quarterly information in "Amounts receivable from futures contracts" and "Amounts payable for futures contracts".

Unearned income from contracted operations with future maturities is not recognized in the accounting. The market value of these contracts, if they were settled at September 30, 2004 , would give rise to a gain of approximately R$45,652.

	Consolidated
	09/30/2004	06/30/2004
Assets and liabilities in foreign currency
Cash and short-term investments	884,338	1,481,790
Amounts receivable from futures contracts	38,002	5,296
Trade accounts receivable	171,885	192,612
Loans and financing	(1,538,432)	(1,918,977)
Swap contracts (dollar for CDI)	708,190	865,799
Suppliers	(32,491)	(28,449)
Amounts payable for futures contracts	(37,592)	(3,386)

	193,900	594,685

Consolidated hedge contracts outstanding at September 30, 2004 with their respective payment schedules are as follows:

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Derivative instruments	Position	Payment schedule
	09/30/2004	2004	2005	2006	2007	Others

Currency swap contracts
Base value - R$	708,190	120,805	421,852	143,249	12,908	9,376
Base value - US$	248,660	40,274	148,707	52,175	4,347	3,157

Receivables/payables
Asset	69,100	2,230	39,158	28,128	(242)	(174)
Liability	(186,450)	(19,459)	(110,222)	(55,379)	(805)	(585)

Rate swap contracts
Base value - R$	343,627	343,627	-	-	-	-
Base value - US$	120,208	120,208	-	-	-	-

Amount payable	3,549	3,549	-	-	-	-

Futures contracts - US dollars
Long position - US$	202,250	202,250	-	-	-	-

Short position - US$

	555,500	555,500	-	-	-	-

Opções (Zero Cost) - US$

	202,000	202,000

Futures contracts - Euros
Short position	20,000	20,000	-	-	-	-

Future market contracts
Receivable	38,002	38,002
Payable	(37,592)	(37,592)	-	-	-	-

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for accounts receivable.

An allowance for doubtful accounts was established for the receivable where management considers that there exists a risk of it not being received. The expenses with doubtful receivable totaled R$4,223 in the period ended September 30, 2004 (R$5,938 at September 30, 2003 ).

As a way of reducing its credit risk and financial indebtedness, the Company maintains operations for obtaining a line of revolving credit in the amount of up to US$100 million, through assignment of receivables from the Company's exportations and the cost of the operation is an average interest rate of 0,7% p.a. + LIBOR. As a form of eliminating credit risks (client and country), it has taken out credit insurance, covering 90% of the payments to the banks in case of default. In September 2004, the assigned amount of receivables amounted to approximately US$78,700.

In addition, a Credit Rights Investment Fund (FIDC) was established in the domestic market, managed by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. It has a total paid-in shareholders' equity of R$150,000, with the following interests: R$120,000 by Banco Rabobank, R$20,000 by Fundação Attilio Fontana and R$10,000 by Sadia S.A. , whose resources are allocated to the acquisition of Sadia S.A. domestic market receivables with a discounted cost equivalent to 95% of the CDI per senior quota.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

c.	Grain purchase price risks

The Company's operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of fodder for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company maintains a risk management strategy based on its inventory policy through physical control, which includes purchases in advance in harvest periods aligned with future market operations.

d.	Estimated market values

Financial assets and liabilities are presented in the quarterly financial information balance sheet at cost plus accrued income and expenses and are stated according to their corresponding expected realization or settlement.

The market value of the derivatives at September 30, 2004 , estimated based on market price quotations for similar contracts, approximated corresponding book values. Estimated market values of financial instruments as compared to accounting balances are presented in the table below

	Consolidated
	09/30/2004		06/30/2004
	Book value	Market value	Book value	Market value

Cash and cash equivalents	201,680	201,680	446,024	446,024
Short-term investments - Local currency	1,343,184	1,343,184	1,224,118	1,224,118
Short-term investments - Foreign currency	835,056	856,551	1,324,558	1,339,063
Trade accounts receivable	353,896	353,896	371,530	371,530
Loans and financing	2,855,717	2,850,864	3,254,783	3,249,120
Suppliers	406,306	406,306	498,334	498,334
Futures contracts, net	410	410	1,910	1,910

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

e.	Financial indebtedness

Financial indebtedness comprises financial assets (cash, banks and short-term investments) and financial liabilities (loans), adjusted by the nominal values of currency exchange contracts (dollar vs. CDI) in the amount of R$453,660 (R$550,017 at June 30, 2004) in the short-term and R$254,530 (R$315,782 at June 30, 2004) in the long-term, as shown below:

	Consolidated
	09/30/2004			06/30/2004
	Assets	Liabilities	Net balance	Assets	Liabilities	Net balance
Short-term
Local currency	1,474,155	1,404,715	69,440	1,492,887	1,512,813	(19,926)
Foreign currency	878,806	196,105	682,701	1,154,144	395,003	759,141

	2,352,961	1,600,820	752,141	2,647,031	1,907,816	739,215
Long-term
Local currency	21,427	620,760	(599,333)	20,023	688,792	(668,769)
Foreign currency	43,534	671,729	(628,195)	332,942	744,090	(411,148)

	64,961	1,292,489	(1,227,528)	352,965	1,432,882	(1,079,917)

Net debt	2,417,922	2,893,309	(475,387)	2,999,996	3,340,698	(340,702)

At June 30, 2004 the value in foreign currency of short-term liability was reclassified in the amount of R$82,529, as described in note 10.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

17	Employees' profit sharing

The Company concedes to its employees' profit sharing plans, which depend on attaining specific targets, established and agreed to at the beginning of each year. At March 31, 2004 , the Company changed the classification of the employees' profit sharing, recording it as other operating results. To provide a better comparability, the amount recorded at September 30, 2003 of R$30,018 in the Parent company and R$ 30,509 in the Consolidated were reclassified to the same account.

18	Insurance (not reviewed)

The Company and its subsidiaries have adopted a policy of maintaining insurance coverage at levels that management considers adequate to cover any risks related to liability or damages involving their assets. Due to the characteristics of the operations carried out in multiple locations, management takes out insurance for maximum possible loss in a single event, which covers fire, comprehensive general liability and miscellaneous risks (storms, lightning and floods). The Company also takes out insurance for the transportation of goods, personal injury and vehicles.

19	Related party transactions

Transactions with related parties are represented mainly by commercial sales from the parent company to the subsidiaries and are performed at normal market prices and under conditions similar to those with third parties. Intercompany balances presented in the balance sheets and income statements following the same comparison of the quarterly information.

	09/30/2004	06/30/2004
Accounts receivable
Laxness F. C. P. A. S.A.	391,397	573,931
Sadia International Ltd.	5,497	10,267
Sadia Alimentos S.A.	236	1.267
Sadia Uruguay S.A.	438	600
Sadia Chile S.A.	1,682	1,610

	399,250	587,675
Loan agreements
Sadia International Ltd.	31,147	33,269
Rezende Óleo Ltda.	830	824
Concórdia C.V.M.C.C.	-	3
Rezende Marketing e Comunicação Ltda.	53	53

	32,030	34,149
Advances from clients
Sadia International Ltd.	(6,932)	(9,555)

	(6,932)	(9,555)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	06/30/2004	06/30/2003
Sales
Laxness F.C. P.A.S.A.	1,561,579	942,960
Sadia International Ltd.	74,896	307,194
Sadia Chile S.A.	7,444	6,453
Sadia Alimentos S.A.	5,982	-
Sadia Uruguay S.A.	3,393	2,513
Sadia Argentina S.A.	-	1,463

	1,653,294	1,260,583

Financial result - Net
Sadia International Ltd.	760	(3,225)

20	Private pension plan

	a.	Social security plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution social security plan for employees managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated on the same base date and in accordance with the rates applicable to the main activity category of the Company, discounting real gains.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for the supplementary disability compensation. The Company's contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

At September 30, 2004 and 2003, the parent company contributions totaled R$1,490 and R$1,752 respectively, and the consolidated contributions, R$1,518 and R$1,772.

According to the Foundation's statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At September 30, 2004 the foundation had a total of 24,750 participants (25,328 in June 30, 2004 ), of which 21,369 were active participants (21,969 in June 30, 2004 ).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Defined contribution plan

As from January 1, 2003 , the Company began to adopt new supplementary social security plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee's remuneration, observing a contribution limit that is updated annually. The contributions made by the Company at September 30, 2004 and 2003 totaled R$981 and R$367 respectively. As of September 30, 2004 this plan had 11,069 participants (9,939 in June 30, 2004 ).

c.	Employee benefit plan

In addition to the pension plan, the Company's human resources policy offers the following benefits:

•  Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
•  Payment of a bonus for time of service;
•  Payment of indemnification for termination of service; and
•  Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee's retirement or termination of service, and the amounts are computed by actuarial calculations.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

21	Additional information

The statements of cash flows and added value are presented as additional information to the financial information.

	a.	Statement of cash flows

The statement of cash flows was prepared by the indirect method based on accounting records in accordance with the instructions established in NPC 20 of the Brazilian Institute of Independent Auditors (IBRACON).

	Parent company		Consolidated
	09/30/2004	09/30/2003	09/30/2004	09/30/2003

Net income for the period	310,855	298,131	311,255	291,173
Adjustments to reconcile net income to cash generated by operating activities:
Variation in minority interest			88	(414)
Accrued interest, net of paid interest	23,969	(37,686)	65,177	(48,468)
Depreciation, amortization and depletion allowances	97,210	95,757	97,782	96,232
Equity in income of subsidiaries	12,423	(209,844)	2,994	59,425
Deferred taxes	53,662	14,450	53,494	13,032
Contingencies	(858)	10,388	(625)	11,993
Disposal of permanent assets	1,522	4,480	1,518	10,569
Variation in operating assets and liabilities:
Trade notes receivable	240,484	(4,946)	124,890	18,173
Inventories	(254,690)	(68,927)	(255,439)	(81,943)
Recoverable taxes, prepaid expenses and others	(33,007)	(4,781)	(40,864)	(67,999)
Assets for sale	(1,516)	9,988	(1,519)	9.947
Judicial deposits	916	(3,586)	916	(3,586)
Suppliers	31,647	150,655	28,457	151,873
Advances from customers	(6,095)	(4,264)	3,770	1,728
Taxes payable, salaries payable and others	(157,120)	14,035	(196,583)	51.903

Net cash generated by operating activities	319,402	263,850	195,311	513,638
Investment activities:
Funds from the sale of permanent assets	4,602	8,349	4,660	8,349
Investments in subsidiaries	(1,088)	(2,111)	-	-
Purchase of property, plant and equipment	(170,070)	(52,321)	(171,592)	(53,302)
Short-term investments	(738,618)	(1,065,837)	(2,237,759)	(2,299,870)
Redemption of investments	800,098	1,264,139	2,390,015	2,204,493

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company		Consolidated
	09/30/2004	09/30/2003	09/30/2004	09/30/2003
Net cash from investment activities	(105,076)	152,219	(14,676)	(140,330)
Loans:
Loans received	923,050	1,093,793	1,187,822	1,677,078
Loans repaid	(949,329)	(1,438,759)	(1,265,962)	(1,889,770)
Dividends paid	(131,218)	(112,170)	(131,218)	(112,170)

Net cash from loans	(157,497)	(457,136)	(209,358)	(324,862)
Cash at beginning of year	91,130	131,850	230,403	142,983
Cash at end of year	147,959	90,783	201,680	191,429

Net increase (decrease) in cash	56,829	(41,067)	(28,723)	48,446

b.	Statement of consolidated added value

The statement of added value presents generation and distribution of revenues as presented in the statement of income for the period. These revenues were basically distributed among human resources, third-party capital, government and shareholders.

The statement of added-value was prepared based on the model provided by the Institute for Accounting, Actuarial and Financial Research of the University of São Paulo.

	Consolidated
	30/06/04	30/06/04

Revenues/Income	5,449,396	4,148,336
- Revenues generated by operations	5,266,172	4,109,747

Sale of products, goods and services	5,266,172	4,109,747

- Income from third parties	183,224	38,589

Other operating results	8,800	(20.415)
Financial income	180,513	126,404
Equity pickup	(2,994)	(59,425)
Other nonoperating results	(3,095)	(7,975)
Raw materials acquired from third parties	(2,456,840)	(2,069,183)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Services rendered by third parties	(960,523)	(742,572)

Added value to be distributed	2,032,033	1,336,581
Distribution of added value	2,032,033	1,336,581

- Human resources	593,256	474,340
- Interest on third-party capital	260,278	19,022
- Government	765,328	450,266

ICMS	402,510	284,746
PIS/COFINS	226,423	97,173
Income and social contribution taxes	111,322	45,960
CPMF and others	25,073	22,387
- Shareholders (Dividends)	51,349	47,074
- Retention	361,822	345,879

Depreciation/Amortization/Depletion	97,782	96,232
Retained profits	259,817	243,709
Others	4,223	5,938

Sadia S.A. and subsidiaries

Board of Directors

Romano Ancelmo Fontana Filho	Chairman
Osório Henrique Furlan	Member
Walter Fontana Filho	Member
Sérgio Fontana dos Reis	Member
Marise Pereira Fontana Cipriani	Member
Alcides Lopes Tápias	Member
Vicente Falconi Campos	Member
Roberto Faldini	Member
Everaldo Nigro dos Santos	Member
Francisco Silverio Morales Cespede	Member
Norberto Fatio	Member

Officers

Walter Fontana Filho	Chief Executive Officer
Eduardo Fontana D'Ávila	Industrial Director
Gilberto Tomazoni	Marketing and Sales Director
Luiz Gonzaga Murat Júnior	Chief Financial Officer and Investor Relations Director
Flávio Riffel Schmidt	Information Technology Director
Alfredo Felipe da Luz Sobrinho	Institutional and Legal Relations Director
Adilson Serrano Silva	Human Resources Director
Alexandre de Campos	International Sales Director
Antonio Paulo Lazzaretti	Development of Processes and Products Director
Artêmio Fronza	Grain and Fodder Purchase Director
Flávio Luís Fávero	Industrialized Production Director
Gilberto Meirelles Xandó Baptista	Marketing Director
Guilhermo Henderson Larrobla	International Sales Director - Middle East
José Augusto Lima de Sá	Intenational Relations Director
Paulo Francisco Alexandre Striker	Logistics Director
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Poultry Production Director
Sérgio Carvalho Mandin Fonseca	Sales Director
Valmor Savoldi	Supply Director
Cláudio Lemos Pinheiro	Corporate Controllership Manager
Jairo Aldir Wurlitzer	Accounting Manager	CRC/SC 13.937
Giovanni F. Lipari	Accountant	CRC 1SP201389/0-7